SEALSQ Corp Confirms 2025 Revenue Guidance and Projects Strong Growth Acceleration for 2026

Strong Balance Sheet of over $430 Million in Cash Supports Global Quantum Ecosystem Expansion

Geneva, Switzerland, November 18, 2025 — SEALSQ Corp (NASDAQ: LAES) (“SEALSQ” or the “Company”), a leader in Semiconductors, PKI, and Post-Quantum technology today is reaffirming its full-year 2025 revenue guidance and announced expectations for a meaningful acceleration in growth for 2026, driven by expanding customer demand, the impact of the acquisition of IC’Alps and the scaling of its post-quantum product roadmap.

Reaffirmed 2025 Guidance and 2026 Outlook

Following solid revenue growth for the first nine months of 2025, where SEALSQ recorded preliminary revenues of $9.9 million, representing a 41% increase compared to the same period in 2024, with $5.1 million generated in Q3 2025 alone, the Company expects this trend to continue in the fourth quarter of the year.

The year-to-date growth was driven primarily by renewed demand for traditional SEALSQ products and the consolidation of two months of revenue from IC’ALPS, following its acquisition on August 4, 2025. During the year, despite the ongoing transition from legacy products to next-generation post-quantum semiconductors and software, the Company continues to strengthen its commercial base and technological roadmap.

Thus the Company reaffirmed its full year 2025 revenue guidance of $17.5 million to $20.0 million, representing expected full-year growth of 59% to 82% over full year 2024.

Looking ahead, SEALSQ anticipates strong acceleration in 2026, forecasting 50% to 100% revenue growth for the year as compared to full year 2025, driven by:

•	The full effect of newly launched PQC chips
•	Complete consolidation of IC’ALPS operations
•	Ramp-up of Quantix Edge revenues

With a business pipeline now exceeding $175 million in potential opportunities from 2026 to 2028, SEALSQ is positioned to capture growing global demand for quantum-resistant security, sovereign semiconductor capabilities, and next-generation trust technologies.

Carlos Moreira, CEO of SEALSQ, commented, “Our 2025 guidance and expectations for significant growth for 2026 underscore the strength of our commercial strategy, technology roadmap, and market position. We are well-positioned to capture growing demand from governments, enterprises, and critical industries for secure, quantum-ready infrastructure. Backed by a robust financial foundation, SEALSQ is focused on scaling production, accelerating R&D, and expanding our global footprint, solidifying our role as a leader in the emerging quantum-security ecosystem.”

Strong Financial Position Supports Growth Initiatives

The Company reported that cash reserves have surpassed $430 million, even after deploying $30 million toward strategic investments in IC’ALPS and WISeSat earlier this year. These investments strengthen SEALSQ’s vertical integration across chip design, secure hardware, and quantum-resilient connectivity, while the Company’s robust balance sheet provides exceptional financial flexibility to support ongoing global expansion.

With strong liquidity and growing commercial momentum, SEALSQ is accelerating initiatives across the semiconductor, cybersecurity, and satellite IoT markets, positioning the Company to capture increasing demand for post-quantum security infrastructure from governments, enterprises, and critical-industry partners worldwide.

SEALSQ enters this next growth phase with the financial strength required to scale production, accelerate R&D in PQC technologies, and expand its global footprint. The Company remains focused on meeting the rising demand for secure, quantum-ready infrastructure while solidifying its position as a global leader in the emerging quantum-security ecosystem.

Key Product Milestones and Strategic Initiatives

SEALSQ confirmed the upcoming launch of WISeSat 3.0 PQC on November 18, 2025, and Quantum Shield QS7001™ as well as the planned go-live of its Post-Quantum Root of Trust on November 21, 2025, marking major milestones that aim to further solidify its leadership in post-quantum security technologies.

In parallel, the integration of IC’ALPS and deployment of the Quantix Edge Security partnership are expected to provide additional scale, broader capabilities, and deeper market penetration.

Made in USA Strategy

SEALSQ’s U.S.-based Post-Quantum Root of Trust goes live on Friday, November 21, 2025. This sovereign infrastructure is designed to allow American enterprises and government agencies to issue, manage, and validate quantum-resistant digital identities and PKI services entirely on U.S. soil.

Quantum computers are set to disrupt current security systems, including RSA, threatening sectors from banking and defense to healthcare and IoT. Any system deployed or data encrypted today will be exposed within 3 to 10 years.

The U.S. government is acting swiftly. Under the NSA’s CNSA Suite 2.0, all new National Security Systems must adopt quantum-resistant solutions by 2027, with full transition of national-security-grade cryptography targeted by 2035.

SEALSQ is increasingly approached by US companies, and it believes itself to be uniquely positioned to meet this demand, offering certified hardware, cryptographic expertise, and semiconductor capabilities to help U.S. companies achieve compliance with emerging quantum-security standards.

About SEALSQ:

SEALSQ is a leading innovator in Post-Quantum Technology hardware and software solutions. Our technology seamlessly integrates Semiconductors, PKI (Public Key Infrastructure), and Provisioning Services, with a strategic emphasis on developing state-of-the-art Quantum Resistant Cryptography and Semiconductors designed to address the urgent security challenges posed by quantum computing. As quantum computers advance, traditional cryptographic methods like RSA and Elliptic Curve Cryptography (ECC) are increasingly vulnerable.

SEALSQ is pioneering the development of Post-Quantum Semiconductors that provide robust, future-proof protection for sensitive data across a wide range of applications, including Multi-Factor Authentication tokens, Smart Energy, Medical and Healthcare Systems, Defense, IT Network Infrastructure, Automotive, and Industrial Automation and Control Systems. By embedding Post-Quantum Cryptography into our semiconductor solutions, SEALSQ ensures that organizations stay protected against quantum threats. Our products are engineered to safeguard critical systems, enhancing resilience and security across diverse industries.

For more information on our Post-Quantum Semiconductors and security solutions, please visit www.sealsq.com.

Forward-Looking Statements

This communication expressly or implicitly contains certain forward-looking statements concerning SEALSQ Corp and its businesses. Forward-looking statements include statements regarding our business strategy, financial performance, results of operations, market data, events or developments that we expect or anticipate will occur in the future, as well as any other statements which are not historical facts. Although we believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include SEALSQ's ability to continue beneficial transactions with material parties, including a limited number of significant customers; market demand and semiconductor industry conditions; and the risks discussed in SEALSQ's filings with the SEC. Risks and uncertainties are further described in reports filed by SEALSQ with the SEC.

SEALSQ Corp is providing this communication as of this date and does not undertake to update any forward-looking statements contained herein as a result of new information, future events or otherwise.

SEALSQ Corp. Carlos Moreira Chairman & CEO Tel: +41 22 594 3000 info@sealsq.com	SEALSQ Investor Relations (US) The Equity Group Inc. Lena Cati Tel: +1 212 836-9611 lcati@theequitygroup.com